CHINA DIRECT INDUSTRIES, INC.
431 FAIRWAY DRIVE
Suite 200
Deerfield Beach, Florida 33441

telephone (954) 363-7333
telecopier (954) 363-7320
laz.rothstein@cdii.net
November 28, 2011

'CORRESP'

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attention:	John Reynolds, Assistant Director
James Lopez
Shaz Niazi

Re:	China Direct Industries, Inc.
Schedule 14A Filed October 18, 2010

File No. 001-33694

Ladies and Gentlemen:

China Direct Industries, Inc. (the “Company”) is in receipt of the staff’s comment letter dated November 15, 2011. Following are the Company’s responses to the staff’s comments.

Preliminary Proxy Statement on Schedule 14A

General

1.           We note that you have outstanding comments on your Form 10-K for the fiscal year ended September 30, 2010 and other periodic reports. Please note that these comments must be resolved prior to filing and mailing the definitive proxy statement.

RESPONSE: The Company is working with the staff to resolve the outstanding comments.

2.           It is unclear why you have not provided the pro forma and target company information required by Item 14(b)(8)-(11) of Schedule 14A and the target company information required by Item 14(c)(2) of Schedule 14A.  Please revise to include such information or provide us with a thorough analysis of why such disclosure is not required.

RESPONSE: The Company has concluded that no pro forma or target company information identified in Item 14(b)(8)-(11) of Schedule 14A and the target company information required by Item 14(c)(2) of Schedule 14A is required.. The Company disclosed on page 34 of the preliminary proxy that the Company evaluated the application of Rule 8-04(c)(4) of Regulation S-X and concluded that the Share Transfer described in the Proxy does not, in the aggregate, meet or exceed any of the conditions specified in Rule 8-04(b) at the 50% level. In addition, since the Company determined that the Share Transfer did not require inclusion of financial statements of the target companies in the proxy statement, the Company relied upon Rule 11-01(c) to conclude that pro-forma financial information need not be presented in the proxy statement. Accordingly, financial statements for each of the Transfer Companies, and pro-forma financial information, are not included the Proxy Statement but will be filed within the time prescribed by applicable SEC rules, by an amendment to a Current Report on Form 8-K to be filed with the SEC no later than 75 days after completion of the acquisitions.

To further respond to the staff’s comment, Items 14(b)(8)-(10) require the financial data required by Item 301 of Regulation S-K.  Item 301(c) of Regulation S-K provides that “A registrant that qualifies as a smaller reporting company, as defined by Rule 229.10(f)(1), is not required to provide the information required by this Item.” The Company is a smaller reporting company as defined in Rule 405 of Regulation S-K and as disclosed in the Company’s annual report on Form 10-K for the year ended September 30, 2010.

With respect to the financial statements of the target company provided for under Items 14(b)(11) and 14(c)(2) of Schedule 14A, Rule 8-04(c)(4) of Regulation S-X provides an exclusion for these requirements as follows:

“… proxy statements need not include separate financial statements of the acquired or to be acquired business if it does not meet or exceed any of the conditions specified in paragraph (b) of this section at the 50 percent level, and either:

i.  The consummation of the acquisition has not yet occurred; or

ii.  The effective date of the registration statement, or mailing date in the case of a proxy statement, is no more than 74 days after consummation of the business combination, and the financial statements have not been filed previously by the registrant.”

The Company has determined that none of the conditions specified in paragraph (b) of Rule 8-04 exceed the 50% level as noted in the summary below:

Entity	Investment Test	Asset Test	Income Test
Lingshi-Xinghai	15%	22%	1%
Golden Trust	13%	16%	2%

Total	28%	38%	3%

 In addition, the proposed acquisitions discussed in the proxy statement have not yet occurred and the Company plans to file the audited financial statements of the companies it seeks to acquire on a Form 8-K within 74 days after the completion of the acquisitions. Consequently, no financial statements of the “to be acquired” businesses are required.

 Moreover, while Item 14(b)(11) of Schedule 14A requires pro-forma financial information in accordance with Rule 11-01 of Regulation S-X, Rule 11-01(c) provides that the “pro-forma effects of a business combination need not be presented pursuant to this section if separate financial statements of the acquired business are not included in the filing.” The Company relied upon this provision in excluding pro-forma financial information in the preliminary proxy.

3.           We note the reference to an appraisal on page 22 and elsewhere. Please revise to provide the disclosure required by Item 14(b)(6) of Schedule 14A regarding reports, opinions, appraisals and negotiations consistent with Item 1015 of Regulation M-A, or advise.

RESPONSE: The Company will provide the requested information in an amendment to the Proxy Statement which it plans to file once the staff has completed its review of the outstanding comments noted in comments 1 and 2.

Letter to Shareholders

4. Please revise here and the Q&A to briefly state the purpose and consequences of the transactions, and include the total proposed value based on recent trading prices.

RESPONSE: The Company will provide the requested information in an amendment to the Proxy Statement which it plans to file once the staff has completed its review of the outstanding comments noted in comments 1 and 2.

Background of the Share Transfer, page 18

5.           Please revise to clarify the “alternative valuation methodologies” that were discussed by Dr. Wang, as referenced on pages 18 and 21.

RESPONSE: The Company will provide the requested information in an amendment to the Proxy Statement which it plans to file once the staff has completed its review of the outstanding comments noted in comment 1 and 2.

6.           Please revise this section to provide more detailed disclosure of the process and factors involved in arriving at the final amount of consideration offered in the transactions.  In this regard, provide the reasons for the changes in consideration between the various proposals and drafts outlined in this section to the extent not already provided.

RESPONSE: The Company will provide the requested information in an amendment to the Proxy Statement which it plans to file once the staff has completed its review of the outstanding comments noted in comments 1 and 2.

The Transfer Agreements and Management Agreements, page 28

7.           We note your statements in this section that the terms and information of the transfer agreements are “not intended to provide any other public disclosure of factual information about the Company and should not be “relied upon.” Please note that disclosure regarding an agreement’s representations, warranties or covenants in a proxy statement (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, on which they are entitled to rely. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these statements in your proxy statement, please revise them to remove any implication that the arrangement agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreement and will update such disclosure as required by federal securities laws.

RESPONSE: The Company will delete any reference to the “non-reliance” language noted in the staff’s comment no. 7 in an amendment to the Proxy Statement which it plans to file once the staff has completed its review of the outstanding comments noted in comments 1 and 2.

Interest of Certain Persons in Matters to be Acted Upon, page 36

8.           Please revise this section to provide all of the information required by Item 5(a) of Schedule 14A. For example, please clarify the percentage beneficial ownership the persons described in this section have in each of the entities involved in the transaction and the relationship between such entities as necessary to clearly describe any direct or indirect interest in the matters to be acted upon.  Please also specifically describe the payments and benefits to be received by these individuals under the Management Agreement.

RESPONSE: The Company will provide the requested information in an amendment to the Proxy Statement which it plans to file once the staff has completed its review of the outstanding comments noted in comment 1 and 2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In furtherance of the Company’s response to the staff’s November 15, 2011 comment letter on the above-referenced filing, the Company acknowledges that:

•            the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•   the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Lazarus Rothstein
Lazarus Rothstein
Executive Vice President and General Counsel

 cc:           Dr. James (Yuejian) Wang, CEO
Andrew X. Wang, CFO
 Sherb & Co., LLP